EATON VANCE MANAGEMENT The Eaton Vance Building 255 State Street Boston, MA 02109 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

July 29, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW Washington, DC 20549

     Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of Rider 13 to the joint fidelity bond to include the following:
Eaton Vance Capital & Income Strategies Fund and Eaton Vance Equity Asset Allocation Fund, both series of Eaton Vance Special Investment Trust;
Belbrook Capital Fund LLC & Subsidiaries;
Clearfork Capital Fund LLC & Subsidiaries;
Tax-Managed Global Diversified Equity Income Fund; and
Parametric Risk Advisers LLC

(ii)	A copy of Rider 14 to the joint fidelity bond to remove Wright U.S. Government Near Term Fund, a series of The Wright Managed Income Trust

(iii)	A copy of Rider 15 to the joint fidelity bond to change the following names:
Small-Cap Portfolio to SMID-Cap Portfolio;
Eaton Vance-Atlanta Capital Intermediate Bond Fund, a series of Eaton Vance Growth Trust to Eaton Vance-Atlanta Capital Bond Fund, a series of Eaton Vance Growth Trust;
Eaton Vance-Atlanta Capital Small-Cap Fund, a series of Eaton Vance Growth Trust to Eaton Vance-Atlanta Capital SMID-Cap Fund, a series of Eaton Vance Growth Trust; and
Strategic Income Portfolio to Global Macro Portfolio

(iv)	A copy of Rider 16 to the joint fidelity bond to increase the Limit of Liability to $79,000,000.

(v)	a certified copy of the resolutions of a majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond amendments.

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2006 to September 1, 2007;

(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 598-8106 or fax (617) 338-8054.

Sincerely, /s/ Paul M. O’Neil Paul M. O’Neil Vice President

2

Schedule A

Asian Small Companies Portfolio
Boston Income Portfolio
Capital Growth Portfolio
Cash Management Portfolio
Dividend Income Portfolio
Emerging Markets Portfolio
Floating Rate Portfolio
Global Growth Portfolio
Global Macro Portfolio
Government Obligations Portfolio
Greater China Growth Portfolio
Growth Portfolio
High Income Portfolio
International Equity Portfolio
Investment Grade Income Portfolio
Investment Portfolio
Large-Cap Portfolio
Large-Cap Growth Portfolio
Large-Cap Value Portfolio
Senior Debt Portfolio
Small-Cap Growth Portfolio
SMID-Cap Portfolio
South Asia Portfolio
Special Equities Portfolio
Tax-Managed Growth Portfolio
Tax-Managed International Equity Portfolio
Tax-Managed Mid-Cap Core Portfolio
Tax-Managed Multi-Cap Opportunity Portfolio
Tax-Managed Small-Cap Growth Portfolio
Tax-Managed Small-Cap Value Portfolio
Tax-Managed Value Portfolio
Utilities Portfolio
Worldwide Health Sciences Portfolio

A-1

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER
Eaton Vance Management		00125106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	September 1, 2006 to September 1, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

NAME		EFFECTIVE DATE
o	Eaton Vance Capital & Income Strategies Fund	February 6, 2007
o	Eaton Vance Equity Asset Allocation Fund, both series of:
Eaton Vance Special Investment Trust
Belbrook Capital Fund LLC & Subsidiaries		February 6, 2007
Clearfork Capital Fund LLC & Subsidiaries		February 6, 2007
Tax-Managed Global Diversified Equity Income Fund		April 27, 2007
Parametric Risk Advisers LLC		May 1, 2007

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
Eaton Vance Management		00125106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	September 1, 2006 to September 1, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Wright U.S. Government Near Term Fund, a series of:
The Wright Managed Income Trust	February 6, 2007

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.1 -00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND RIDER NO. 15

INSURED		BOND NUMBER
Eaton Vance Management		00125106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	September 1, 2006 to September 1, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

EFFECTIVE DATE
Small-Cap Portfolio

is changed to:

SMID-Cap Portfolio	February 6, 2007
and
o Eaton Vance-Atlanta Capital Intermediate Bond Fund, a series of:
Eaton Vance Growth Trust

is changed to:

o Eaton Vance-Atlanta Capital Bond Fund, a series of:	February 6, 2007
Eaton Vance Growth Trust
and
o Eaton Vance-Atlanta Capital Small-Cap Fund, a series of:
Eaton Vance Growth Trust

is changed to:

o Eaton Vance-Atlanta Capital SMID-Cap Fund, a series of:	February 6, 2007
Eaton Vance Growth Trust
and
Strategic Income Portfolio

is changed to:

Global Macro Portfolio	April 27, 2007

as of the effective date indicated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.1 -00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER
Eaton Vance Management		00125106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
April 23, 2007	September 1, 2006 to September 1, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective April 23, 2007 to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$79,000,000
Insuring Agreement C-	ON PREMISES	$79,000,000
Insuring Agreement D-	IN TRANSIT	$79,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$79,000,000
Insuring Agreement F-	SECURITIES	$79,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$79,000,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$79,000,000
Insuring Agreement J-	COMPUTER SECURITY	$79,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0 -02 (1/02)

CERTIFICATE OF ASSISTANT SECRETARY

     I, A. John Murphy, Assistant Secretary of Asian Small Companies Portfolio, Boston Income Portfolio, Capital Growth Portfolio, Cash Management Portfolio, Dividend Income Portfolio, Emerging Markets Portfolio, Floating Rate Portfolio, Global Growth Portfolio, Global Macro Portfolio, Government Obligations Portfolio, Greater China Growth Portfolio, Growth Portfolio, High Income Portfolio, International Equity Portfolio, Investment Grade Income Portfolio, Investment Portfolio, Large-Cap Portfolio, Large-Cap Growth Portfolio, Large-Cap Value Portfolio, Senior Debt Portfolio, Small-Cap Growth Portfolio, SMID-Cap Portfolio, South Asia Portfolio, Special Equities Portfolio, Tax-Managed Growth Portfolio, Tax-Managed International Equity Portfolio, Tax-Managed Mid-Cap Core Portfolio, Tax-Managed Multi-Cap Opportunity Portfolio, Tax-Managed Small-Cap Growth Portfolio, Tax-Managed Small-Cap Value Portfolio, Tax-Managed Value Portfolio, Utilities Portfolio and Worldwide Health Sciences Portfolio (individually, the “Portfolio” and collectively, the “Portfolios”), do hereby certify that the following resolutions are a true copy of the resolutions duly adopted by the Board of Trustees of the Portfolios at a meeting of the Board of Trustees on April 23, 2007, and that such resolutions have not been amended, modified or rescinded and remain in full force and effect:

RESOLVED:	That after due consideration of all relevant factors, including, but not limited to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made with the Fund’s custodian for the custody and safekeeping of such assets, and the nature of the securities held by the Fund, it is determined that the amount, type, form and coverage provided by the ICI Mutual
Insurance Company Bond (the “Bond”) in the amount of $79,000,000 is approved and deemed to be reasonable and adequate;
FURTHER
RESOLVED:	That after due consideration of all relevant factors, including, but not limited to, the number of the other parties named as insureds under said
Bond, the nature of the business activities of such other parties, the amount of said Bond, the amount of the premium for said Bond, the ratable allocation of the premiums among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, it is determined that the portion of the premium on said Bond to be paid by the Fund, is approved and deemed to be fair and reasonable; and

FURTHER
RESOLVED:	That the Treasurer and any Assistant Treasurer are designated as officers of the
Fund to make any filings and give any notices required by such Fund by Rule
17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, I have hereunto signed by name.

Dated: July 25, 2007

/s/ A. John Murphy A. John Murphy, Assistant Secretary

ICIMutual

Partners in Risk Management Frank R. Vento Senior Vice President

September 28, 2006

Mr. Paul O’Neil Chief Compliance Officer Eaton Vance Corporation 255 State Street Boston, MA 02109

RE: ICI Mutual Insurance Company Blanket Bond No. 00125106B (“Bond”)

Dear Paul:

Pursuant to your request, the following are estimated premiums for separate bond coverage for the following funds:

Fund Name	Bond Limit	Estimated Premium
National Municipals Portfolio	$1,500,000	$14,250
Government Obligations Portfolio	$1,000,000	$9,500
Eaton Vance Limited Duration Income Fund	$2,100,000	$19,950
All other funds/per fund	$900,000	$9,025

Feel free to contact me at (202) 326-5469 if you have any questions.

Sincerely,

/s/ Frank R. Vento

ICIMutual Partners in Risk Management John T. Mulligan Vice President

July 19, 2007 Mr. Paul O’Neil Chief Compliance Officer Eaton Vance Corporation 255 State Street Boston, MA 02109

Re:	ICI Mutual Insurance Company Blanket Bond No. 97125106B, D&O/E&O Policy No.
97125106D, and IDL Policy No. 97125106I

Dear Paul:

I hereby confirm that the premiums and taxes due for the above referenced bond and D&O/E&O policy have been paid for the period September 1, 2006 through September 1, 2007.

Feel free to call me at (800) 643-4246 if you have any questions.

Sincerely,

/S/ John T. Mulligan Vice President

AMENDED AND RESTATED FIDELITY BOND PREMIUM SHARING AGREEMENT

THIS AGREEMENT made as of December 31, 1995, amended and restated as of October 16, 2006, by and among the investment companies (the “Funds”) and affiliates of Eaton Vance Corp. (“EVC”) listed on the attached Schedule A (the “EV Parties”) (collectively, the “Insureds”).

WHEREAS, Eaton Vance Management (“EVM”) and Boston Management and Research (“BMR”) act as investment adviser or administrator of the Funds, and may from time to time hereafter act as investment adviser or administrator of other funds; and Eaton Vance Distributors, Inc. (“EVD”) acts as principal underwriter or placement agent for the Funds, and may from time to time hereafter act as principal underwriter or placement agent for other funds.

WHEREAS, all the parties hereto are named Insureds under an Investment Company Blanket Bond (the “Bond”) issued by one or more insurance companies (the “Insurer”), which may from time to time be amended or replaced.

WHEREAS, the parties desire to establish (i) the criteria by which the annual premium shall be allocated among the parties, (ii) the basis upon which additional investment companies for which EVM or BMR may hereafter act as investment adviser or administrator and additional affiliates of EVC may from time to time be added as named insureds under the Bond and (iii) the criteria by which losses in excess of the face amount of the Bond shall be allocated among the parties.

NOW, THEREFORE, it is agreed as follows:

1. The aggregate portion of the premium to be paid by the Funds and the EV Parties will be determined annually as follows. The minimum amount of coverage required as of December 31 of the preceding year (the “Mandatory Coverage Amount”) shall be calculated for each Fund and any EV Party for which such coverage is required (the “Mandatory Coverage Parties”). In order to prevent an unfair allocation of premium costs to those investment companies that are structured in Hub and Spoke format, it is essential that the Hub defray substantially all of the premium cost with its Spokes paying only nominal amounts of such cost. The amount of excess coverage will be computed by subtracting the aggregate Mandatory Coverage Amount from the face amount of the Bond. 40% of this excess coverage (the “Non-Mandatory Share”) will be deemed attributable to those EV Parties (the “Non-Mandatory Coverage Parties”), if any, that are not Mandatory Coverage Parties. The remaining 60% of this excess coverage will be deemed attributable to the Mandatory Coverage Parties.

The amount of the total premium allocated to the Non-Mandatory Coverage Parties will be determined by calculating the percentage of the total Bond coverage that is represented by the Non-Mandatory Share. This percentage will be multiplied by the aggregate amount of the Bond premium to determine the amount of the premium to be allocated to the Non-Mandatory Coverage parties. This amount may be allocated among the Non-Mandatory Coverage Parties as mutually agreed by them.

2. If the Insurer is willing without additional premium to add as an Insured under the Bond any investment company for which EVM or BMR hereafter is investment adviser or administrator or any affiliate of EVC not listed on Schedule A which qualifies as an insurable party pursuant to Rule 17g-1(b)(3) under the Investment Company Act of 1940, the parties hereto agree (a) that such addition may be made, (b) that such investment company may become a party to this Agreement and be included within the term “Funds”, and (c) that such affiliate may become a party to this Agreement and be included within the term “EV Parties”; provided that notice of such addition is given each Fund not less than ten (10) days before such addition becomes effective and further provided that in each case such investment company or affiliate shall have executed and delivered to the parties to this Agreement its written agreement to become a party hereto and to be bound by the terms of this Agreement. Any Fund objecting to any such addition may withdraw from this Agreement and coverage under the Bond by written notice to all parties insured under the Bond not less than ten (10) days before the withdrawal. The withdrawing Fund shall be entitled to receive and EVM shall pay to the withdrawing Fund an amount equal to the portion of the share of the premium on the Bond borne by the withdrawing Fund which is proportional to the unexpired term of the Bond for which a premium has been paid.

3. In the event that the claims of loss of two or more Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Bond, the following rules for determining, as among the claimants, the priority of satisfaction of the claims under the Bond shall apply:

A.	All claims of the Funds and of any qualified profit sharing and/or retirement plan of Eaton Vance Management or subsidiaries of EVC (the “Plans”) which have been duly proved and established under the Bond shall be satisfied in full before satisfaction of any claims of any other parties. However, a Fund (a “Spoke”) which invests substantially all of its assets in another Fund (a “Hub”) is not entitled to recover on the Spoke’s claim to the extent that the Spoke’s actual covered loss is reduced by the satisfaction of the Hub’s claim.

B.	If the claims of the Funds and Plans which have been duly proved and established exceed the face amount of the Bond, the insurance shall be applied to those claims in the following manner:

(i) First, the insurance shall be applied to the claim of each Fund and Plan up to its respective minimum fidelity bond requirement for the year in which the claim arose as determined pursuant to Rule 17g-1(d) under the Investment Company Act of 1940 with respect to the Funds and pursuant to Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA) and any applicable regulations promulgated thereunder with respect to the Plans; and

(ii) The remaining amount of insurance then shall be applied to the unsatisfied claims of the Funds and Plans in proportion to the amounts of such unsatisfied claims.

C.	If after giving effect to Paragraph A there remains a portion of the insurance under the Bond available for the satisfaction of claims of parties other than the Funds and Plans which have been duly proved and established under the Bond, such remainder shall be applied as EVM shall determine.

     4. All parties hereto agree that any obligation assumed by a business or common law trust shall be limited to the assets of the trust, and the trustees, shareholders and agents of the trust shall not be liable thereon.

     5. This Amended and Restated Fidelity Bond Premium Sharing Agreement shall become effective as of October 16, 2006.

     IN WITNESS WHEREOF, the parties have hereunto caused this Agreement to be executed by their officers, General Partners, Directors or Trustees hereunto duly authorized all as of the day and year first above written.

EATON VANCE MANAGEMENT (as agent for the Insureds listed on Schedule A)

By: /s/ Paul M. O’Neil Name: Paul M. O’Neil Title: Vice President

Schedule A

Atlanta Capital Management Company, LLC
Boston Management and Research
Constantinus Eaton Vance CDO V. Delaware Corp.
Eaton Vance Acquisitions
Eaton Vance Advisers (Ireland) Limited
Eaton Vance CDO Corp.
Eaton Vance CDO III, Corp.
Eaton Vance Corp
Eaton Vance Distributors, Inc.
Eaton Vance Investment Counsel
Eaton Vance, Inc.
Eaton Vance Management (International) Ltd.
Eaton Vance Trust Company
Fox Asset Management, LLC
Parametric Portfolio Associates LLC
Parametric Risk Advisers LLC
Eaton Vance Consolidated Health & Welfare Benefit Plan
Eaton Vance Corp. Deferred Compensation Plan
Eaton Vance Management Master Trust for Retirement Plans
Eaton Vance Management Profit Sharing Retirement Plan
Eaton Vance Management Savings Plan
Asian Small Companies Portfolio
Boston Income Portfolio
Capital Growth Portfolio
Cash Management Portfolio
Dividend Income Portfolio
Emerging Markets Portfolio
Floating Rate Portfolio
Global Growth Portfolio
Global Macro Portfolio
Government Obligations Portfolio
Greater China Growth Portfolio
Growth Portfolio
High Income Portfolio
International Equity Portfolio
Investment Grade Income Portfolio
Investment Portfolio
Large Cap Growth Portfolio
Large-Cap Portfolio
Large-Cap Value Portfolio
Senior Debt Portfolio
Small-Cap Growth Portfolio
SMID-Cap Portfolio
South Asia Portfolio
Special Equities Portfolio
Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio
Tax-Managed Mid-Cap Core Portfolio
Tax-Managed Multi-Cap Portfolio, LLC
Tax-Managed Multi-Cap Opportunity Portfolio
Tax-Managed Small Cap Value Portfolio
Tax-Managed Small-Cap Growth Portfolio
Tax-Managed Value Portfolio
Utilities Portfolio
Worldwide Health Sciences Portfolio
Eaton Vance Advisers Senior Floating-Rate Fund
Eaton Vance Institutional Senior Floating-Rate Fund
Eaton Vance Prime Rate Reserves
EV Classic Senior Floating-Rate Fund
Eaton Vance California Municipal Income Trust
Eaton Vance Cash Collateral Fund, LLC
Eaton Vance Credit Opportunities Fund
Eaton Vance Enhanced Equity Income Fund
Eaton Vance Enhanced Equity Income Fund II
Eaton Vance Floating-Rate Income Trust
Eaton Vance Florida Municipal Income Trust
Eaton Vance Global Enhanced Equity Income Fund
Eaton Vance Insured California Municipal Bond Fund
Eaton Vance Insured California Municipal Bond Fund II
Eaton Vance Insured Florida Municipal Bond Fund
Eaton Vance Insured Massachusetts Municipal Bond Fund
Eaton Vance Insured Michigan Municipal Bond Fund
Eaton Vance Insured Municipal Bond Fund
Eaton Vance Insured Municipal Bond Fund II
Eaton Vance Insured New Jersey Municipal Bond Fund
Eaton Vance Insured New York Municipal Bond Fund
Eaton Vance Insured New York Municipal Bond Fund II
Eaton Vance Insured Ohio Municipal Bond Fund
Eaton Vance Insured Pennsylvania Municipal Bond Fund
Eaton Vance Limited Duration Income Fund
Eaton Vance Massachusetts Municipal Income Trust
Eaton Vance Michigan Municipal Income Trust
Eaton Vance Municipal Income Trust
Eaton Vance New Jersey Municipal Income Trust
Eaton Vance New York Municipal Income Trust
Eaton Vance Ohio Municipal Income Trust
Eaton Vance Pennsylvania Municipal Income Trust
Eaton Vance Short Duration Diversified Income Fund
Eaton Vance Senior Floating-Rate Trust
Eaton Vance Senior Income Trust
Eaton Vance Tax-Advantaged Dividend Income Fund
Eaton Vance Tax-Advantaged Global Dividend Income Fund
Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund
Eaton Vance Tax-Managed Buy-Write Income Fund

Eaton Vance Tax-Managed Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Buy-Write Research Fund
Eaton Vance Tax-Managed Global Buy-Write Opportunities
Eaton Vance Tax-Managed Premium & Dividend Income Fund
Eaton Vance Growth Trust, a series fund consisting of:
     o Eaton Vance Asian Small Companies Fund
     o Eaton Vance Greater China Growth Fund
     o Eaton Vance Global Growth Fund
     o Eaton Vance Growth Fund
     o Eaton Vance-Atlanta Capital Bond Fund
     o Eaton Vance-Atlanta Capital SMID-Cap Fund
     o Eaton Vance-Atlanta Capital Large-Cap Growth Fund
     o Eaton Vance Worldwide Health Sciences Fund
Eaton Vance Investment Trust, a series fund consisting of:
     o Eaton Vance California Limited Maturity Municipals
     o Eaton Vance Florida Limited Maturity Municipals Fund
     o Eaton Vance Massachusetts Limited Maturity Municipals
     o Eaton Vance National Limited Maturity Municipals
     o Eaton Vance New Jersey Limited Maturity Municipals
     o Eaton Vance New York Limited Maturity Municipals
     o Eaton Vance Ohio Limited Maturity Municipals Fund
     o Eaton Vance Pennsylvania Limited Maturity Municipals
Eaton Vance Municipals Trust, a series fund consisting of:
     o Eaton Vance Alabama Municipals Fund
     o Eaton Vance Arizona Municipals Fund
     o Eaton Vance Arkansas Municipals Fund
     o Eaton Vance California Municipals Fund
     o Eaton Vance Colorado Municipals Fund
     o Eaton Vance Connecticut Municipals Fund
     o Eaton Vance Florida Municipals Fund
     o Eaton Vance Georgia Municipals Fund
     o Eaton Vance Kentucky Municipals Fund
     o Eaton Vance Louisiana Municipals Fund
     o Eaton Vance Maryland Municipals Fund
     o Eaton Vance Massachusetts Municipals Fund
     o Eaton Vance Michigan Municipals Fund
     o Eaton Vance Minnesota Municipals Fund
     o Eaton Vance Mississippi Municipals Fund
     o Eaton Vance Missouri Municipals Fund
     o Eaton Vance National Municipals Fund
     o Eaton Vance New Jersey Municipals Fund
     o Eaton Vance New York Municipals Fund
     o Eaton Vance North Carolina Municipals Fund
     o Eaton Vance Ohio Municipals Fund
     o Eaton Vance Oregon Municipals Fund
     o Eaton Vance Pennsylvania Municipals Fund
     o Eaton Vance Rhode Island Municipals Fund
     o Eaton Vance South Carolina Municipals Fund

     o Eaton Vance Tennessee Municipals Fund
     o Eaton Vance Virginia Municipals Fund
     o Eaton Vance West Virginia Municipals Fund
Eaton Vance Municipals Trust II, a series fund consisting of:
     o Eaton Vance Florida Insured Municipals Fund
     o Eaton Vance Hawaii Municipals Fund
     o Eaton Vance High Yield Municipals Fund
     o Eaton Vance Kansas Municipals Fund
Eaton Vance Mutual Funds Trust, a series fund consisting of:
     o Eaton Vance AMT-Free Municipal Bond Fund
     o Eaton Vance Cash Management Fund
     o Eaton Vance Dividend Income Fund
     o Eaton Vance Diversified Income Fund
     o Eaton Vance Equity Research Fund
     o Eaton Vance Floating-Rate Fund
     o Eaton Vance Floating-Rate & High Income Fund
     o Eaton Vance Government Obligations Fund
     o Eaton Vance High Income Fund
     o Eaton Vance International Equity Fund
     o Eaton Vance Low Duration Fund
     o Eaton Vance Money Market Fund
     o Eaton Vance Strategic Income Fund
     o Eaton Vance Structured Emerging Markets Fund
     o Eaton Vance Tax Free Reserves
     o Eaton Vance Tax-Managed Dividend Income Fund
     o Eaton Vance Tax-Managed Equity Asset Allocation Fund
     o Eaton Vance Tax-Managed Growth Fund 1.1
     o Eaton Vance Tax-Managed Growth Fund 1.2
     o Eaton Vance Tax-Managed International Equity Fund
     o Eaton Vance Tax-Managed Mid-Cap Core Fund
     o Eaton Vance Tax-Managed Multi-Cap Opportunity Fund
     o Eaton Vance Tax-Managed Small-Cap Growth Fund
     o Eaton Vance Tax-Managed Small-Cap Value Fund
     o Eaton Vance Tax-Managed Value Fund
Eaton Vance Series Trust, a series fund consisting of:
     o Eaton Vance Tax-Managed Growth Fund 1.0
Eaton Vance Series Trust II, a series fund consisting of:
     o Eaton Vance Income Fund of Boston
     o Eaton Vance Tax-Managed Emerging Markets Fund
Eaton Vance Special Investment Trust, a series fund consisting of:
     o Eaton Vance Balanced Fund
     o Eaton Vance Capital & Income Strategies Fund
     o Eaton Vance Emerging Markets Fund
     o Eaton Vance Equity Asset Allocation Fund
     o Eaton Vance Greater India Fund
     o Eaton Vance Institutional Short-Term Income Fund
     o Eaton Vance Institutional Short-Term Treasury Fund
     o Eaton Vance Investment Grade IncomeFund

     o Eaton Vance Large-Cap Growth Fund
     o Eaton Vance Large-Cap Value Fund
     o Eaton Vance Real Estate Fund
     o Eaton Vance Small-Cap Growth Fund
     o Eaton Vance Small-Cap Value Fund
     o Eaton Vance Special Equities Fund
     o Eaton Vance Structured Emerging Markets Fund
     o Eaton Vance Utilities Fund
Eaton Vance Variable Trust, a series fund consisting of:
     o Eaton Vance VT Floating-Rate Income Fund
     o Eaton Vance VT Large-Cap Value Fund
     o Eaton Vance VT Worldwide Health Sciences Fund
The Wright Managed Income Trust, a series fund consisting of:
     o Wright Current Income Fund
     o Wright Total Return Bond Fund
The Wright Managed Equity Trust, a series fund consisting of:
     o Wright International Blue Chip Equities Fund
     o Wright Major Blue Chip Equities Fund
     o Wright Selected Blue Chip Equities
Altavera Capital Fund LLC & Subsidiaries
Belair Capital Fund LLC & Subsidiaries
Belbrook Capital Fund LLC & Subsidiaries
Belcrest Capital Fund LLC & Subsidiaries
Belmar Capital Fund LLC & Subsidiaries
Belport Capital Fund LLC & Subsidiaries
Belrose Capital Fund LLC & Subsidiaries
Belshire Capital Fund LLC & Subsidiaries
Belterra Capital Fund LLC & Subsidiaries
Belvedere Capital Fund & Subsidiaries
Belvedere Equity Fund LLC & Subsidiaries
Belwater Capital Fund LLC & Subsidiaries
Broadmoor I Fund L.P.
Clearfork Capital Fund LLC & Subsidiaries
Clearwood Capital Fund LLC & Subsidiaries
Big Sky Senior Loan Fund, Ltd.
Big Sky II Senior Loan Fund, Ltd.
Big Sky III Senior Loan Trust
Eaton Vance Collective Trust for Qualified Plans, a series fund consisting of:
     o Lloyd George Asian Fund
Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans, a
series fund consisting of:
     o Large Cap Value Sub Trust
     o Investment Grade Income Sub Trust
     o High Yield Sub Trust
     o Large-Cap Value Sub Trust II
Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans II, a
series fund consisting of:
o Large Cap Value Fund

Eaton Vance Institutional Senior Loan Fund
Eaton Vance Institutional Funds, Ltd., a series fund consisting of:
     o Eaton Vance Institutional Senior Loan Trust
Eaton Vance Money Market Fund Ltd.
Eaton Vance Covered Option Fund, LLC.
Eaton Vance Cash Collateral Fund, LLC
Eaton Vance Small Cap Core Fund, LLC
Eaton Vance Mid Cap Core Fund, LLC
Eaton Vance Small/Mid Cap Core Fund, LLC
Eaton Vance Structured Emerging Markets Fund, LLC
Tax-Managed Multi-Cap Portfolio LLC
Eaton Vance CDO, Ltd.
Eaton Vance CDO II, Ltd.
Eaton Vance CDO III, Ltd.
Constantinus Eaton Vance CDO V, Ltd.
Eaton Vance CDO VI, Ltd.
Eaton Vance CDO VII, Plc.
Eaton Vance CDO VIII, Ltd.
Eaton Vance Variable Leverage Fund Ltd.
Investors Bank & Trust Company Multiple Common Trust Fund, a series fund
     o LG Asian Equity Fund
The US Charitable Gift Trust, a series fund consisting of:
     o Donor-Advised Gift Preservation Fund
     o Donor-Advised Growth Fund
     o Donor-Advised Growth and Income Fund
     o Donor-Advised Income Fund
     o Pooled-Income Income Fund
     o Pooled-Income Growth and Income Fund
     o Pooled-Income High Yield Fund
Eaton Vance Medallion Funds, Ltd., a series fund consisting of:
     o Eaton Vance Medallion Floating-Rate Income Fund
     o Eaton Vance Medallion Global Growth Fund
     o Eaton Vance Medallion High Yield Fund
     o Eaton Vance Medallion Senior Floating-Rate Fund
     o Eaton Vance Medallion Strategic Income Fund
     o Eaton Vance Medallion U.S. Growth Fund
     o Eaton Vance Medallion Utilities Fund
     o Eaton Vance Medallion Worldwide Health Sciences Fund
Eaton Vance Emerald Funds plc (UCITs Fund), a series fund consisting of:
     o Eaton Vance Emerald Global Growth Fund
     o Eaton Vance Emerald High Yield Bond Fund
Eaton Vance Emerald U.S. Growth Fund
     o Eaton Vance Emerald U.S. Value Fund
Eaton Vance Emerald Worldwide Health Sciences Fund